VANGUARD(R) Fixed Income FUnds

                    VANGUARD High-Yield Corporate Fund
                VANGUARD Long-Term Investment Grade Fund
                        VANGUARD GNMA Fund
                 Addendum to Wellington Management Company LLC
                       Agreement DATED MAY 1, 2006


For Wellington Management Company LLC,an amended agreement changes the process for the quarterly calculation of asset-based fees. The calculations now will be based on the average daily net assets managed by the advisor, rather than the average month-end net assets.